Filed Pursuant To Rule 433

Registration No. 333-217785

November 26, 2018

The Stock Market Correction Could Help Bring Classic Bear Gold Trade

Back from the Dead

•	The SPDR Gold ETF (GLD) has seen a surge in assets over the last month, even though gold has been a poor performer among investment asset classes this year.
•	Volatility in stocks, a weakening U.S. dollar and any consistent signs of inflation picking up in the US economy could send gold prices back above $1,300.

By Mike Schnitzel

November 21, 2018

Posted to CNBC.com

Gold, the classic bear-market investment, has been ignored by investors this year, and for good reason: Gold prices have gone in the wrong direction, losing about $100 in the price per ounce since January, leading gold exchange-traded funds to year-to-date losses near-5 percent. But as more investors fear that the end of the bull market in stocks is near and volatility in stocks continues, gold may get some attention.

The largest gold ETF, the SPDR Gold (GLD), has taken in $600 million in assets over the past month, according to XTF.com data through Nov. 21. It is a notable one-month movement into gold by investors, especially in light of the near-$3 billion move out of GLD year-to-date made by investors. So far in the fourth quarter, gold ETFs, including GLD, are up roughly 2.5 percent through Nov. 20.

“A lot of the factors that led to gold seeing little interest from investors are going to be reversing,” said Bart Melek, director and head of commodity strategy at TD Securities.

He expects a steady upward trend for the spot price of gold as central banks pump the break on quantitative easing and tighten monetary policy. He pointed to several other factors: Equities are not necessarily going to be the one-way bet (up) they have been for most of the decade-long bull market run, as volatility is back in a major way and many investors expect it to continue, or even increase. Another factor working against gold, the strong dollar, should start to reverse, Melek said. “We think gold will be over $1,300 an ounce by the final months of 2019,” he said.

Gold was trading above $1,220 per ounce on Wednesday. It began 2018 at a level above $1,300 per ounce. Gold prices have fallen roughly 10 percent since peaking in April as issues including the trade war with China, Fed interest-rate policy and a slowdown in overseas markets sent the U.S. dollar higher. The dollar hit a 17-month high versus other currencies last week.

George Milling-Stanley, vice president and head of gold strategy at State Street Global Advisors, said his firm’s SPDR Gold Trust (GLD) exchange-traded fund saw increasing interest from investors in October due to rising market volatility, with $472.3 million in inflows for the calendar month. The weakness in gold prices came after a summer of “exceptional strength in the equity markets,” he said. (The third quarter was a period of record-low volatility in stocks, with no trading session where the U.S. market moved by 1 percent up or down.)

Gold opened at $1,303.45 on Jan. 2., but a perfect storm of signals from the Federal Reserve and currency moves came together to drive gold down to a yearly low of $1,160.39 on Aug. 18. After Powell came in, [the Fed] started to talk about a persistent cycle of tightening in the U.S.,” Melek said. “With employment and inflation at multidecade lows, the Fed began to raise interest rates, with two-year Treasury yields moving from 1.89 percent on Jan. 2 to 2.97 percent by Nov. 8.”

The Fed is approaching the end of its tightening cycle, and with stocks plunging, expectations for further rate increases from the market have come down. Other central banks, including in the EU, are starting to remove monetary accommodation and tightening their policies, Melek said, and these decisions could result in a weakening dollar.

“You had interest rates move higher, which worked against gold, and at the same time, that drove the dollar higher,” Melek said. As the U.S. dollar strengthened, highly indebted emerging markets countries had to repay loans in U.S. dollars. Instead of using resources to purchase gold, these emerging market countries, which are usually big buyers of gold, were forced to use those resources to repay loans, Melek said.

Milling-Stanley also sees the dollar headwind easing. “The dollar is looking a bit wobbly and so are equities, so the things that have been against gold for the past few months are turning,” The said. “I think the broad trend in equities will be flat to downward with occasional rallies, and I think gold will benefit from that as it has so often in the past,” he said.

India and China remain huge drivers of gold prices

Milling-Stanley said the price of gold could also now see support from a non-market factor: consumer buying, especially in emerging markets, which account for 50 percent of annual consumption. It is the seasonal period of strongest gold demand.

There is generally an uptick in demand for gold during Diwali, the Hindu festival of lights, and is followed by the Indian wedding season, which runs from November until late May/early June. Milling-Stanley also noted that Christmas and Valentine’s Day are other times when there is a stronger than usual demand for gold.

China, a large gold buyer, has suffered economically from President Donald Trump’s tariffs, and this in turn hurt Chinese industries. Currencies, including the Chinese yuan renminbi, all suffered, making gold more expensive for Chinese businesses and for emerging markets whose currencies were all driven lower, in part, by the rise of the dollar.

“China also decided to deleverage, and part of that was restricting people who were not members of the Shanghai Exchange from leasing gold,” Melek said. “This reduced the amount of physical gold in China by as much as 60 percent. Higher interest-rate expectations triggered a stronger dollar and, combined with emerging markets issues, drove gold prices lower.”

Dave Nadig, managing director at ETF.com, said gold ETFs are a straightforward way to invest in the metal.

“Of all ETFs, it’s harder to get a cleaner and simpler structure than the GLDs of the world,” he said. “There’s no question what they’re worth. From a structural standpoint, they are one of the simplest ETFs in existence. They’re tracking the price of gold minus fees.”

While GLD has seen an uptick in interest in the past month, none of the other gold ETFs have seen much, if any, buying. But BlackRock’s iShares Gold Trust ETF (IAU) is still sitting on a positive flow of over $1 billion from investors this year, even as gold prices moved in the wrong direction. BlackRock’s family of ETFs tends to be more heavily used by financial advisors and institutions, while the SPDR ETFs are more often associated with the trading community.

Gold ETFs

ETF	1-month flows	YTD flows	YTD return	Q4 return
SPDR Gold (GLD)	$600 million	(-$2.9 billion)	(-6.45%)	2.58%
Aberdeern Standard Physical Swiss Gold (SGOL)	$29.5 million	(-$187 million)	(-6.5%)	2.49%
iShares Gold (IAU)	$7 million	$1.2 billion	(-6.3%)	2.54%
GraniteShares Gold (BAR)	$0.5 million	$298 million	(-6.47%)	2.39%

XTF.com, data through Nov. 20, 2018

Nadig said while investors should never choose ETFs on fees alone, gold ETFs are an exception to that rule, since structurally the main choices are similar. Cheapest expense ratio does win in this ETF category, and the SPDR GLD has some new competition.

“In gold, really, cheapest wins, which puts BAR in the lead,” he said, referring to the GraniteShares Gold Trust (BAR), which launched last August and has an expense ratio of 17 basis points. By comparison, GLD charges 40 basis points, and the iShares Gold Trust charges 25 basis points. Other low-cost gold ETFs are the SPDR Gold MiniShares Trust (GLDM) and the Perth Mint Physical Gold ETF (AAAU), which both charge 18 basis points.

GLD has declined by close to 5 percent in the past one-year period, which for most of the year represented a 10 percent spread versus the S&P return, though the steep losses in stocks last week and this week have wiped out the S&P’s year-to-date gain.

Nadig does not think of gold’s return as representing “poor performance” in the way investors often evaluate stock ETFs. “All the gold ETFs are doing precisely what they’re designed to do, which is track the exogenous price of gold,” Nadig said.

Advisors say making a major move into gold isn’t wise

Douglas Boneparth, president at Bone Fide Wealth and a member of CNBC’s Financial Advisor Council, said investors can allocate a small percentage of their overall portfolio to gold, but there is no good reason to make a major move into gold as a result of short-term market events. Doing so would be a sign of emotion taking control of investing at the first sign of market trouble, and market-timing is rarely a better move than sticking to a long-term investing plan.

“There are not many strategies that call for panic selling and the purchase of safe assets,” he said. “I value and champion sticking to your strategy, sticking to drawdowns and knowing this is part of the game. To achieve any expected return, you have to stick with it.”

Boneparth said gold should make up no more than 3 percent to 5 percent of a well-diversified portfolio. “Why would you go from 3 percent to 33 percent, because you got nervous?” he said. “When you think about it, that’s not practical. The goal is to remove emotions from investing.”

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Advisors Funds Distributors, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.